UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission file number: 333-143444

Dollarama Group Holdings L.P.

5805 Royalmount Ave. Montreal, Quebec H4P 0A1

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOLLARAMA GROUP HOLDINGS L.P.
(Registrant)

By:	/S/ MICHAEL ROSS
Name: Title:	Michael Ross Chief Financial Officer

Date: June 10, 2010

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release of Dollarama Inc. (Parent of Dollarama Group Holdings L.P.), dated June 10, 2010

2	Press Release of Dollarama Inc. (Parent of Dollarama Group Holdings L.P.), dated June 10, 2010

Document 1

For immediate distribution

DOLLARAMA REPORTS CONTINUED STRONG SALES AND

EARNINGS GROWTH FOR ITS FIRST QUARTER ENDED MAY 2, 2010

MONTREAL, Quebec, June 10, 2010 – Dollarama Inc. (“Dollarama” or the “Corporation”) (TSX: DOL) reported significant increases in sales and net earnings today for the first quarter ended May 2, 2010.

Financial and Operating Highlights

(All comparative figures below and in the “Financial Results” section that follows, are for the 13-week period ended May 2 , 2010 compared to the 13-week period ended May 3, 2009. Throughout this news release, the term “Normalized” has been used to refer to financial results that have been adjusted to exclude certain non-recurring items. For a full explanation of the Corporation’s use of the Non-GAAP measures, please refer to Note 1 of the Selected Consolidated Financial Information section of this news release.)

•	First quarter sales increased 14.1%
•	First quarter comparable store sales increased 8.6%
•	Gross margin increased to 34.3% from 33.4%
•	Normalized EBITDA(1) up 28.6% ending at $45.2 million
•	Normalized EBIT(1) up 32.2% ending at $38.5 million
•	Diluted net earnings per share for the quarter increased to $0.30 from $0.26
•	Net debt(7) declined to $397.4 million as of May 2, 2010

“We are pleased to report our first quarter results and strong store performance” said Larry Rossy, chief executive officer of Dollarama. “We continue to offer high quality goods and to renew our assortment of products at all price levels in an effort to satisfy our customers’ needs and deliver outstanding value. We are equally committed to managing our operating costs to maintain our margins and increase shareholder value.”

Financial Results

For the quarter ended May 2, 2010, we recorded sales of $311.9 million, a 14.1% increase over the quarter ended May 3, 2009. Sales growth was driven mainly by the net addition of 34 stores since the end of the first quarter ended May 3, 2009 and by comparable store sales growth of 8.6%, resulting from a 1.9% increase in number of transactions and a 6.6% increase in average transaction size.

Dollarama Inc.

Our gross margin increased to 34.3% of sales as compared to 33.4% of sales for the quarter ended May 3, 2009, driven mainly by reduced transportation costs, improved logistics cost efficiencies and reduced shrink provision.

General, administrative and store operating expenses (“SG&A”) increased $5.0 million, or 8.9%, from $56.8 million for the quarter ended May 3, 2009, to $61.8 million for the quarter ended May 2, 2010 due mainly to the net addition of 34 new stores since May 3, 2009 and to increased store wage rates. As a percentage of sales, SG&A expenses declined to 19.8% of sales for the quarter ended May 2, 2010 as compared to 20.8% of sales for the quarter ended May 3, 2009 when we incurred store labour inefficiencies associated with the introduction of our multiple price point format.

Interest expense decreased $15.9 million, from $22.3 million for the quarter ended May 3, 2009, to $6.4 million for the quarter ended May 2, 2010 due primarily to the repayment of debt following our initial public offering completed on October 16, 2009.

Foreign exchange loss on derivative financial instruments and long-term debt was $0.1 million for the quarter ended May 2, 2010 as compared to a $7.5 million foreign exchange gain on derivative financial instruments and long-term debt for the quarter ended May 3, 2009. This $7.5 million gain was due primarily to the impact of the strengthening of the Canadian dollar relative to the U.S. dollar on our Deferred Interest Notes which were not hedged during that quarter, whereas in the quarter ended May 2, 2010, all of our U.S. dollar-denominated debt was hedged and the resulting foreign exchange impacts on derivative financial instruments and long-term debt was less volatile.

Net earnings increased $11.3 million, from $11.1 million for the quarter ended May 3, 2009 to $22.5 million for the quarter ended May 2, 2010. The increase in net earnings was driven primarily by sales and margin growth, and reduced interest expense.

About Dollarama

In 1992, the Dollarama business was founded by our Chief Executive Officer, Larry Rossy, a third generation retailer. We are the leading dollar store operator in Canada with 611 locations across the country. Our stores provide customers with compelling value in convenient locations, including metropolitan areas, mid-sized cities and small towns. All stores are corporate-owned and provide customers with a consistent shopping experience. Each store offers a broad assortment of everyday consumer products, general merchandise and seasonal items. Products are sold in individual or multiple units at select fixed price points between $1.00 and $2.00, with the exception of select candy offered at $0.69.

Forward Looking Statements

Certain statements in this news release may contain forward-looking statements. Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business and its corporate structure. Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the

Dollarama Inc.

following factors: future increases in operating and merchandise costs, inability to refresh our merchandise as often as in the past, increase in the cost or a disruption in the flow of imported goods, disruption of distribution infrastructure, current adverse economic conditions, high level of indebtedness, inability to generate sufficient cash to service all the Corporation’s indebtedness, ability of the Corporation to incur additional indebtedness, significant operating restrictions imposed by our Credit Facility and our Deferred Interest Notes indenture, interest rate risk associated with variable rate indebtedness, no guarantee that our strategy to introduce products between $1.00 and $2.00 will be successfully sustained, market acceptance of our private brands, inability to increase our warehouse and distribution center capacity in a timely manner, weather conditions or seasonal fluctuations, competition in the retail industry, dependence on ability to obtain competitive pricing and other terms from our suppliers, inability to renew store, warehouse and distribution center leases or find other locations on favourable terms, disruption in information technology systems, unsuccessful execution of our growth strategy, inability to achieve the anticipated growth in sales and operating income, inventory shrinkage, compliance with environmental regulations, failure to attract and retain qualified employees, departure of senior executives, fluctuation in the value of the Canadian dollar in relation to the U.S. dollar, litigation, product liability claims and product recalls, unexpected costs associated with our current insurance program, protection of trademarks and other proprietary rights, natural disasters, risks associated with the protection of customers’ credit and debit card data, holding company structure, influence by existing shareholders, volatile market price for the common shares of the Corporation (the “Common Shares”), no current plans to pay cash dividends and future sales of Common Shares by our existing shareholders. The forward-looking statements contained in this discussion represent the Corporation’s expectations as of June 10, 2010, and are subject to change after such date. However, the Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

For further information: Investors: Michael Ross, Chief Financial Officer and Secretary, (514) 737-1006 x1237, michael.ross@dollarama.com; Media: Roch Landriault, NATIONAL Public Relations, (514) 843-2345; www.dollarama.com

Dollarama Inc.

Selected Consolidated Financial Information

	13-Week Period Ended
(dollars in thousands, except per share amounts and number of shares)	May 2, 2010	May 3, 2009
Earnings Data
Sales	$311,930	$273,409
Cost of sales	204,914	182,227

Gross profit	107,016	91,182
Expenses:
General, administrative and store operating expenses	61,792	56,768
Amortization	6,714	6,041

Total expenses	68,506	62,809

Operating income	38,510	28,373
Interest expense on long-term debt	6,422	15,424
Interest expense on amounts due to shareholders	—	6,909
Foreign exchange loss (gain) on derivative financial instruments and long-term debt	127	(7,505)

Earnings before income taxes	31,961	13,545
Provision for income taxes	9,489	2,415

Net earnings	$22,472	$11,130

Basic net earnings per common share	$0.31	$0.26
Diluted net earnings per common share	$0.30	$0.26
Weighted average number of common shares outstanding during the period:
Basic (in thousands)	72,945	42,576
Diluted (in thousands)	75,288	43,201
Other Data
Year-over-year sales growth	14.1%	15.5%
Comparable store sales growth(2)	8.6%	7.5%
Gross margin(3)	34.3%	33.4%
Normalized SG&A as a % of sales(1)(4)	19.8%	20.5%
Normalized EBITDA(1)	$45,224	$35,164
Normalized EBIT(1)	$38,510	$29,123
Normalized EBIT margin(1)(4)	12.3%	10.7%
Normalized net earnings(1)	$22,472	$11,639
Capital expenditures	$6,405	$8,108
Number of stores(5)	611	577
Average store size (gross square feet)(5)	9,816	9,768

	As of
(dollars in thousands)	May 2, 2010	Jan. 31, 2010
Balance Sheet Data
Cash and cash equivalents	$115,687	$93,057
Merchandise inventories	226,049	234,684
Property and equipment	137,798	138,214
Total assets	1,331,140	1,322,237
Total debt(6)	513,047	517,399
Net debt(7)	397,360	424,342

Dollarama Inc.

(1)	In this news release, we refer to Normalized EBIT, Normalized EBITDA, Normalized SG&A and Normalized net earnings, collectively referred to as the “Non-GAAP measures”. Normalized EBIT represents operating income, in accordance with Canadian GAAP, adjusted for non-recurring charges. Normalized EBITDA represents Normalized EBIT plus amortization. Normalized SG&A represents SG&A, in accordance with Canadian GAAP, adjusted for non-recurring charges. Normalized net earnings represents net earnings, in accordance with Canadian GAAP, adjusted for non-recurring charges, net of tax impacts.

We have included Non-GAAP measures to provide investors with supplemental measures of our operating and financial performance. We believe Non-GAAP measures are important supplemental metrics of operating and financial performance because they eliminate items that have less bearing on our operating and financial performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on Canadian GAAP measures. We also believe that securities analysts, investors and other interested parties frequently use Non-GAAP measures in the evaluation of issuers, many of which present Non-GAAP measures when reporting their results. Our management also uses Non-GAAP measures in order to facilitate operating and financial performance comparisons from period to period, to prepare annual budgets, and to assess our ability to meet our future debt service, capital expenditure and working capital requirements. Non-GAAP measures are not presentations made in accordance with Canadian GAAP. For example, certain or all of the Non-GAAP measures do not reflect: (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt; and (d) income tax payments that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of Non-GAAP measures to be non-recurring and less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

We believe that the presentation of the Non-GAAP measures described above is appropriate. However, these Non-GAAP measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under Canadian GAAP. Because of these limitations, we primarily rely on our results as reported in accordance with Canadian GAAP and use the Non-GAAP measures only as a supplement. In addition, because other companies may calculate Non-GAAP measures differently than we do, they may not be comparable to similarly-titled measures reported by other companies.

	13-Week Period Ended
(dollars in thousands)	May 2, 2010	May 3, 2009
A reconciliation of operating income to Normalized EBIT is included below:
Operating income	$38,510	$28,373
Add: non-recurring charges:
Management fees(a)(b)	—	750

Normalized EBIT	$38,510	$29,123

Normalized EBIT margin	12.3%	10.7%

A reconciliation of Normalized EBIT to Normalized EBITDA is included below:
Normalized EBIT	$38,510	$29,123
Add: Amortization	6,714	6,041

Normalized EBITDA	$45,224	$35,164
Normalized EBITDA margin	14.5%	12.9%

Dollarama Inc.

	13-Week Period Ended
(dollars in thousands, except per share amounts)	May 2, 2010	May 3, 2009
A reconciliation of SG&A to Normalized SG&A is included below:
SG&A	$61,792	$56,768
Deduct: non-recurring charges(a)(b)	—	(750)

Normalized SG&A	$61,792	$56,018

Normalized SG&A as a % of sales	19.8%	20.5%

A reconciliation of net earnings to Normalized net earnings is included below:
Net earnings	$22,472	$11,130
Diluted net earnings per common share	$0.30	$0.26
Add/(deduct) pre-tax:
Management fees(a)(b)	—	750
Tax impact	—	(242)

Normalized net earnings	$22,472	$11,639

Diluted Normalized net earnings per common share	$0.30	$0.27

(a)	Reflects the management fees incurred and paid or payable to Bain Capital, excluding out of pocket expenses.
(b)	The management agreement was terminated in conjunction with the consummation of the Corporation's IPO.
(2)	Comparable store means a store open for at least 13 complete months relative to the same period in the prior year, including relocated stores and expanded stores.
(3)	Gross margin represents gross profit as a % of sales.
(4)	Normalized EBIT margin represents Normalized EBIT (see note 1) divided by sales. Normalized SG&A as a % of sales represents Normalized SG&A (see note 1) divided by sales.
(5)	At the end of the period.
(6)	Total debt is comprised of current portion of long-term debt, long-term debt before debt issue costs and discounts, and derivative financial instruments related to long-term debt.
(7)	Net debt is defined as total debt (see note 6) minus cash and cash equivalents.

Document 2

For immediate distribution

DOLLARAMA ANNOUNCES NEW CREDIT FACILITY

MONTREAL, Québec, June 10, 2010 – Dollarama Inc. (“Dollarama” or the “Corporation”) (TSX: DOL) today announced that Dollarama Group L.P. (“Group LP”), a wholly-owned subsidiary of the Corporation, has entered into an agreement providing for a new all-Canadian $600 million syndicated senior secured credit facility (the “New Credit Facility”).

Group LP intends to use the proceeds of the New Credit Facility to repay its senior secured credit facility (the “Existing Credit Facility”), to redeem and discharge the senior floating rate deferred interest notes issued by its affiliate, Dollarama Group Holdings L.P. (the “Deferred Interest Notes”), to repay the debt-related hedging obligations, to pay related fees and expenses and the balance for working capital and other general corporate purposes. The New Credit Facility will consist of: (i) a $75 million revolving credit facility, and (ii) a $525 million term loan A facility maturing in June 2014. At Dollarama’s current leverage level, the New Credit Facility will accrue interest at BA + 275 bps.

The New Credit Facility will be secured by a security interest encumbering substantially all of existing and future assets of Group LP, as well as its subsidiaries.

“This New Credit Facility will improve our financing terms and eliminate our foreign currency exposure on long-term debt” said Michael Ross, Chief Financial Officer of the Corporation.

As at the end of the quarter ended May 2, 2010, the Existing Credit Facility consisted of: (i) a $237.4 million term loan B facility maturing in November 2011; and (ii) an undrawn $75.0 million revolving credit facility. As at the same date, there was $215.5 million in aggregate principal amount and deferred interest outstanding on the Deferred Interest Notes, as well as $60.1 million of debt-related hedging obligations.

The New Credit Facility has been arranged by RBC Capital Markets, Canadian Imperial Bank of Commerce and The Bank of Nova Scotia.

About Dollarama

In 1992, the Dollarama business was founded by our Chief Executive Officer, Larry Rossy, a third generation retailer. We are the leading dollar store operator in Canada with 611 locations across the country. Our stores provide customers with compelling value in convenient locations, including metropolitan areas, mid-sized cities and small towns. All stores are corporate-owned and provide customers with a consistent shopping experience. Each store offers a broad assortment of everyday consumer products, general merchandise and seasonal items. Products are sold in individual or multiple units at select fixed price points between $1.00 and $2.00, with the exception of select candy offered at $0.69.

Forward Looking Statements

Certain statements in this news release may contain forward-looking statements. Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business and its corporate structure. Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors: future increases in operating and merchandise costs, inability to refresh our merchandise as often as in the past, increase in the cost or a disruption in the flow of imported goods, disruption of distribution infrastructure, current adverse economic conditions, high level of indebtedness, inability to generate sufficient cash to service all the Corporation’s indebtedness, ability of the Corporation to incur additional indebtedness, significant operating restrictions imposed by our Credit Facility and our Deferred Interest Notes indenture, interest rate risk associated with variable rate indebtedness, no guarantee that our strategy to introduce products between $1.00 and $2.00 will be successfully sustained, market acceptance of our private brands, inability to increase our warehouse and distribution center capacity in a timely manner, weather conditions or seasonal fluctuations, competition in the retail industry, dependence on ability to obtain competitive pricing and other terms from our suppliers, inability to renew store, warehouse and distribution center leases or find other locations on favourable terms, disruption in information technology systems, unsuccessful execution of our growth strategy, inability to achieve the anticipated growth in sales and operating income, inventory shrinkage, compliance with environmental regulations, failure to attract and retain qualified employees, departure of senior executives, fluctuation in the value of the Canadian dollar in relation to the U.S. dollar, litigation, product liability claims and product recalls, unexpected costs associated with our current insurance program, protection of trademarks and other proprietary rights, natural disasters, risks associated with the protection of customers’ credit and debit card data, holding company structure, influence by existing shareholders, volatile market price for the common shares of the Corporation (the “Common Shares”), no current plans to pay cash dividends and future sales of Common Shares by our existing shareholders. The forward-looking statements contained in this discussion represent the Corporation’s expectations as of June 10, 2010, and are subject to change after such date. However, the Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

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For further information: Investors: Michael Ross, Chief Financial Officer and Secretary, (514) 737-1006 x1237, michael.ross@dollarama.com; Media: Paul de la Plante, NATIONAL Public Relations, (514) 843-2332; www.dollarama.com

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